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Form of Proxy - Annual and Special Meeting to be held on April 26, 2005

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

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Proxies submitted must be received by 1:00 pm, Eastern Time, on April 22, 2005

Appointment of Proxyholder
The undersigned shareholder of NovaGold Resources Inc. hereby appoints Rick Van Nieuwenhuyse, CEO, who failing Robert J. MacDonald, CFO	OR	Print the name of the person or company you are appointing if this person or company is someone other than the management nominees.

As my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of NovaGold Resources Inc. to be held at the Cristal Room, at the Metropolitan Hotel, 645 Howe Street, Vancouver, BC on April 26, 2005 at 10:00 am and at any adjournment thereof.

1. Election of Directors     The nominees proposed by Management are:

	For	Withhold		For	Withhold
01. George Brack			05. Clynton Nauman
02. Michael H. Halvorson			06. James Philip
03. Gerald J. McConnell			07. Rick Van Nieuwenhuyse
04. Cole McFarland

2. Appointment of Auditors The appointment of PricewaterhouseCoopers LLP, Chatered Accountants, Vancouver, BC as Auditors for the Corporation for the forthcoming year.	For	Withhold

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Resolution     Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.

3.	Approving a resolution to amend the 2004 Stock Option Plan of the Corporation (the "Plan") to provide that the number of common shares of the Corporation available for issuance upon the exercise of options granted under the Plan shall be changed from a fixed maximum number of common shares to a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Corporation at any point in time, where such amendment to the Plan will become effective upon such future date as determined by the Board of Directors of the Corporation but no later than one year from the date of the Shareholder approval.	For	Against

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

______________________________________ Date

Financial Statements Request	Interim Financial Reports	Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist	Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

NRIQ